Exhibit 12.1

Freescale Semiconductor, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Pretax income (loss) (1)	$260	$(322)	$(1,685)	$(2,129)	$147
Capitalized interest	—	—	—	12	—
Fixed charges (as calculated below)	71	137	196	276	139

Earnings (2)	$331	$(185)	$(1,489)	$(1,841)	$286

Fixed charges:
Interest expense	$51	$115	$167	$244	$106
Rent expense interest factor	20	22	29	32	33

Total fixed charges (2)	$71	$137	$196	$276	$139

Ratio of earnings to fixed charges	4.7	— (3)	— (3)	— (3)	2.1

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K.
(2)	As defined in Item 503(d) of SEC Regulation S-K.
(3)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2003, 2002 and 2001 by $322 million, $1.7 billion and $2.1 billion, respectively.